UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
HEALTH FITNESS CORPORATION

(Exact name of registrant as specified in its charter)
COMMISSION FILE NUMBER 005-46567

MINNESOTA	41-1580506

(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)
1650 W. 82nd Street, Suite 1100
Bloomington, Minnesota 55431

(Address of principal executive offices)
(952) 831-6830

(Registrant’s telephone number, including area code)

HEALTH FITNESS CORPORATION
1650 West 82nd Street
Bloomington, MN 55431
(952) 831-6830

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This information statement (this “Information Statement”) is being mailed to shareholders of Health Fitness Corporation, a Minnesota corporation (the “Company”), on or about February 8, 2010, and relates to the tender offer commenced on January 26, 2010 by Trustco Minnesota, Inc., a Minnesota corporation (“Purchaser”) and wholly owned subsidiary of Trustco Holdings, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Trustmark Mutual Holding Company, an Illinois mutual insurance holding company (“Trustmark”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on January 26, 2010 and mailed to the Company’s shareholders on or around that date. Unless the context indicates otherwise, in this Information Statement the terms “us,” “we,” and “our” refer to the Company.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. However, in accordance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, the information set forth herein is as of the dates required by the applicable items of Schedule 14A of Regulation 14A. Such dates may not be as recent as the dates used for similar disclosure in the Schedule 14D-9, so readers are cautioned to consider the information set forth herein in conjunction with the information set forth in the Schedule 14D-9.

You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Parent to at least a majority of seats on the Board of Directors of the Company (the “Board”). Such designation would be made pursuant to the terms of the Agreement and Plan of Merger, dated as of January 20, 2010, among the Company, Parent and Purchaser (the “Merger Agreement”). All descriptions of the Merger Agreement in this Information Statement are qualified in their entirety by reference to the complete text of the Merger Agreement. There will be no vote or other action by shareholders of the Company in connection with this Information Statement. Voting proxies regarding Shares are not being solicited from any shareholder in connection with this Information Statement. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement relates to the tender offer commenced by Purchaser, disclosed in the Tender Offer Statement on Schedule TO, dated as of January 26, 2010 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a price of $8.78 per Share in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated January 26, 2010 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal that accompanied the Offer to Purchase (the Offer to Purchase, together with the Letter of Transmittal, shall be referred to as the “Offer”). Both the Offer to Purchase and Letter of Transmittal were mailed to Company shareholders on or around January 26, 2010. The Offer was commenced by Purchaser on January 26, 2010 and expires at 12:00 midnight, New York City time, on Wednesday, February 24, 2010, unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other matters, there being validly tendered and not validly withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis, as described below.

The Offer is being made pursuant to the Merger Agreement. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Offer is not subject to a financing condition.

The term “Minimum Condition” generally requires, among other things, that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as provided by the Offer to Purchase), together with all Shares, if any, then owned by Parent or any of its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, warrants, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the unexercised portion of the Top-Up Option (as defined in Item 8 of the Schedule 14D-9)).

The Offer is also subject to other important conditions set forth in the Merger Agreement (and summarized in the Offer to Purchase under Section 15 — “Certain Conditions of the Offer”).

The Merger Agreement provides that, following the acceptance for payment of Shares by Purchaser pursuant to the Offer (the “Acceptance Time”) and subject to the conditions set forth in the Merger Agreement (and summarized in the Offer to Purchase under Section 11 — “The Merger Agreement”), including obtaining the necessary vote of the Company’s shareholders in favor of adoption of the Merger Agreement if required by law, the Purchaser will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (such merger will be referred to as the “Merger,” and the company that survives the Merger will be referred to as the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned directly or indirectly by the Company, Parent or the Purchaser, or any of their respective subsidiaries, which will be canceled and will cease to exist, and (ii) Shares owned by the Company’s shareholders who perfect their dissenters’ rights under the Minnesota Business Corporation Act (the “MBCA”)) will be converted into the right to receive $8.78 in cash, without interest and less any required withholding taxes (the “Merger Consideration”).

The Merger will be completed in one of two ways. If, following the Acceptance Time and expiration of any subsequent offering period as described in the next sentence, Purchaser owns more than 90% of the Shares then outstanding, then the Merger will occur promptly after the Acceptance Time or expiration of the subsequent offering period, as applicable, pursuant to Section 302A.621 of the MBCA. Following the Acceptance Time, if Purchaser owns more than 50% but less than 90% of the Shares then outstanding, Purchaser may in its sole discretion provide one or more subsequent offering periods pursuant to Rule 14d-11 under the Exchange Act. If, following the Acceptance Time or the last subsequent offering period, if any, Purchaser owns more than 50% but less than 90% of the Shares then outstanding, then the Company will call and hold a special meeting of its shareholders to adopt and approve the Merger Agreement, and the Merger will occur promptly after such shareholder approval.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. The Company has agreed, if necessary under applicable law to complete the Merger, to prepare and file with the SEC a preliminary proxy statement as promptly as reasonably practicable after the Acceptance Time, to use reasonable best efforts to clear the preliminary proxy statement with the SEC as promptly as practicable after such filing and to mail the proxy statement to the Company’s shareholders as promptly as practicable after it has been cleared with the SEC. Additionally, if necessary under applicable law to complete the Merger, the Company has agreed to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as reasonably practicable after the clearance of the proxy statement by the SEC for the purpose of seeking to obtain shareholder adoption and approval of the Merger Agreement and the Merger. Parent and the Purchaser have agreed to vote all of the Shares then owned of record by them or any of their subsidiaries in favor of the adoption of the Merger Agreement and approval of the Merger. If the Offer is successfully completed, Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares.

The Merger Agreement requires us to cause the Parent Designees (as defined below) to be elected or appointed to the Board under certain circumstances described below.

All information contained in this Information Statement concerning Parent, Purchaser and the Parent Designees has been furnished to us by Parent. Although the Company has no knowledge that any such information is untrue, the Company takes no responsibility for the accuracy or completeness of information contained in this Information Statement with respect to Parent, Purchaser or any of their subsidiaries or affiliates (including the Parent Designees, as defined below) or for any failure by Parent or Purchaser to disclose any events that have occurred that may affect the significance or accuracy of any such information.

THE PARENT DESIGNEES

The Merger Agreement provides that, after Purchaser has caused payment to be made for Shares pursuant to the Offer representing at least such number of Shares as will satisfy the Minimum Condition (the “Election Time”) by depositing such amount with the Depositary and Paying Agent, Parent will be entitled to elect or designate the number of directors on the Board, rounded up to the next whole number, as is equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and their affiliates (including Shares so accepted for payment pursuant to the Offer and any Top-Up Shares (as defined in Item 8 of the Schedule 14D-9)) bears to the total number of Shares then outstanding (disregarding any outstanding Company stock options or warrants or other rights to acquire Shares). Upon Parent’s request, the Company is required to promptly (and in any event no later than one business day after such request by Parent) (i) take all such actions as are necessary or desirable to appoint to the Board the individuals so designated by Parent, including promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by action of the Board and by the amendment of the bylaws of the Company, if necessary) and/or promptly seeking the resignations of such number of incumbent directors as is necessary or desirable to enable Parent’s designees to be elected to the Board and (ii) cause Parent’s designees to be elected to the Board. The Company is also required, upon Parent’s request at any time after the Election Time, to use reasonable best efforts to cause persons elected or designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (A) each committee of the Board (including, without limitation, the audit committee), (B) the board of directors of each subsidiary of the Company and (C) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law.

The Merger Agreement provides that the Company will use its reasonable best efforts to ensure that at least three of the members of the Board as of January 20, 2010, who are independent (the “Independent Directors”) for purposes of Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex, and are eligible to serve on the Company’s audit committee under the rules of the Exchange Act and the NYSE Amex, and at least one of whom is an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K, remain on the Board until the Merger has been consummated. The Board has selected Mark W. Sheffert, Robert J. Marzec and John C. Penn as the Independent Directors, and they have agreed to so act. If there are fewer than three Independent Directors on the Board for any reason, the Board will cause a person designated by the remaining Independent Directors that meets the above requirements to fill such vacancy, and the person so designated will be deemed an Independent Director for all purposes of the Merger Agreement.

The Merger Agreement further provides that, if Parent’s designees constitute a majority of the Board prior to the effective time of the Merger, then the affirmative vote of a majority of the Independent Directors shall be required for the Company (i) to amend or terminate the Merger Agreement or (ii) to extend the time of performance of, or waive, any of the obligations or other acts of Parent or the Purchaser under the Merger Agreement, if such amendment, termination, extension or waiver would reasonably be expected to have an adverse effect on any holders of Shares other than Parent or the Purchaser.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference.

Parent has informed us that its designees (the “Parent Designees”) will be selected by Parent from among the individuals listed below. Parent has advised us that none of the Parent Designees to our Board have, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (3) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (4) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Parent has informed us that none of the Parent Designees is currently a director of, or holds any position with, the Company or any of our subsidiaries. Parent has informed us that none of the Parent Designees or any of their immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of our subsidiaries or (ii) has been involved in any transactions with the Company or any of our subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein. Each Parent Designee is a citizen of the United States, unless otherwise noted. The business address of each Parent Designee is 400 Field Drive, Lake Forest, Illinois 60045.

		Present Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

J. Grover Thomas Jr.	65	Chairman of the Board of Directors of Trustmark
		J. Grover Thomas Jr. has been in the insurance industry for more than 30 years. From 2000 through 2005, Mr. Thomas was the Chief Executive Officer of Trustmark. In 2005, he was elected Chairman of the Trustmark board. Mr. Thomas is the Past Chairman of America’s Health Insurance Plans, the principal policy-making body of the health insurance industry, and the Medical Information Bureau Group, Inc. He is also on the board of directors of USHealth Group, is a trustee of the Actuarial Foundation and the Georgia State University Foundation, and is Chairman of Freedom from Hunger. A native of Kingman, Arizona, Mr. Thomas holds a B.A. in Business Administration from Briar Cliff University and a M.B.A. from Georgia State University, where he was the recipient of the Distinguished Alumni Achievement Award in 1997. He is also a former president of Georgia State’s Alumni Association.

Frederick L. Blackmon	57	Director of Trustmark
		Frederick L. Blackmon retired in 2003 as Chief Financial Officer of Zurich Kemper Life Insurance, an insurance company he joined in 1995. From 1989 through 1995, he served as the Chief Financial Officer of Alexander Hamilton Life Insurance. In 2005, Mr. Blackmon was elected to the board of directors of both Pacific Select Funds and Pacific Life Funds, on which he continues to serve. A native of Detroit, Michigan, Mr. Blackmon holds a B.A. in Economics and English from the University of Michigan, and a M.B.A. with concentrations in Finance and Accounting from the University of Chicago.

		Present Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

John A. Clymer	61	Director of Trustmark
		John A. Clymer oversees the Office of Strategy Management at The Marvin Companies, a door and window manufacturer he joined in 2008. Prior to 2008, Mr. Clymer was a self-employed Financial and Investment Advisor from 2006 through 2008, and an Investment Analyst with Charles Schwab, an investment service provider, from 2001 through 2006. Mr. Clymer serves on the board of directors for Hudson Medical Center, the YMCA Retirement Fund and the Marvin Companies, and is on the Investment Committees for the St. Paul Foundation, St. Olaf College, Mardag Foundation, and the St. Paul YMCA. A native of Milwaukee, Wisconsin, Mr. Clymer holds a B.S. in Engineering from the University of Wisconsin-Milwaukee and a M.B.A. from the University of Wisconsin.

David B. Weick	53	Director of Trustmark
		David B. Weick is the Senior Vice President and Chief Information Officer of McDonald’s Corporation, a food service company he joined in 1997. He is also a member of the board of directors of eMac Digital, LLP and El Valor Corp. and is a trustee on the Food Service Technology Advisory Board. A native of Chicago, Illinois, Mr. Weick holds a B.S. in Computer Science from Northern Illinois University and a M.B.A. from Loyola University.

David M. McDonough	57	Chief Executive Officer of Trustmark and Parent; President and Chief Executive Officer of the Purchaser; Director of Trustmark, Parent and the Purchaser
		David M. McDonough has 30 years of marketing, financial services and risk management experience. Prior to being named Chief Executive Officer of Trustmark in 2005, Mr. McDonough served as President and Chief Operating Officer of Trustmark, where he had direct responsibility for the company businesses, including CoreSource, Trustmark Group Benefits, Starmark, Trustmark Voluntary Benefit Solutions and Trustmark Affinity Markets. Previously, McDonough served as Executive Vice President and Chief Operating Officer of Milwaukee-based Assurant Health. Mr. McDonough is currently a member of the board of directors of the Illinois Life Insurance Council, America’s Health Insurance Plans and the Lake Forest Graduate School of Management. A native of Hartford, Connecticut, Mr. McDonough holds a B.S. in Marketing from Central Connecticut State University, a M.S.B.A. from the University of Massachusetts at Amherst and a M.A. in Economics from Trinity College.

Warren R. Schreier	62	Executive Vice President — Employer Medical, Individual Medical and Consumer Health Advice of Trustmark; Executive Vice President of Parent; Director of Parent and the Purchaser
		Warren R. Schreier has extensive experience in the insurance business, serving Trustmark for more than 40 years. He became Senior Vice President of the Group Benefits division in 1992, of Voluntary Benefits in 1993, of Corporate Administration in 1999, and of Starmark and Affinity Markets in 2005. He was named Executive Vice President, Affinity Markets Group and Starmark in 2007 and Executive Vice President, Employer Medical, Individual Medical and Consumer Health Advice in 2009. A native of Plainview, Nebraska, Mr. Schreier has a B.S. in Business Administration from the University of Illinois and is a graduate of Northwestern University’s Executive Development Program. He holds the insurance designations of Fellow, Life Management Institute, Chartered Life Underwriter and Associate, Academy of Life Underwriting.

		Present Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

J. Brinke Marcuccilli	53	Executive Vice President and Chief Financial Officer of Trustmark and Parent; Chief Financial Officer of the Purchaser; Director of Parent and the Purchaser
		J. Brinke Marcuccilli joined Trustmark in 2000 as Senior Vice President. He has been in the insurance industry for more than 25 years, and has previously served as Chief Financial Officer of Fortis Long Term Care, Connecticut Mutual/Mass Mutual and a significant business within the former Providian Corporation. A native of Lexington, Kentucky, Mr. Marcuccilli holds a B.A. in Accounting from the University of Kentucky and completed the Program for Management Development at Harvard Business School. Mr. Marcuccilli, a Certified Public Accountant, is a member of the American Institute of Certified Public Accountants. Mr. Marcuccilli is retiring from his positions with Trustmark, Parent and the Purchaser effective as of March 31, 2010.

Joseph L. Pray	53	President and Chief Operating Officer of Trustmark and Parent; Director of the Purchaser
		Joseph L. Pray joined Trustmark in 2002 as Vice President — Sales & Marketing, Voluntary Benefit Solutions, and now serves as Trustmark’s President and Chief Operating Officer. Prior to 2002, Mr. Pray worked at Cerulean Companies Inc. and Blue Cross Blue Shield of Georgia from 1992 through 2002. A native of Saginaw, Michigan, Mr. Pray holds a B.S. in Accounting and Data Processing from Ferris State University.

Sara Lee Keller	53	Senior Vice President, General Counsel and Secretary of Trustmark and Parent; Secretary of the Purchaser; Director of Parent and the Purchaser
		Sara Lee Keller joined Trustmark as Senior Vice President and General Counsel in 2007. Prior to joining Trustmark, Ms. Keller was a Partner at Freeborn & Peters LLP, a Chicago law firm, from 2005 through 2007, and was the Associate General Counsel of Express Financial Solutions, a division of GE Commercial Finance, from 2001 through 2005. A native of Warsaw, New York, Ms. Keller holds a B.A. in Government from Wells College and a Juris Doctor and LL.M. in Tax from Villanova University. Ms. Keller is a member of the American Bar Association.

Philip Goss	50	Vice President — Finance of Trustmark
		Philip Goss joined Trustmark in 2008 as Vice President — Finance. Prior to 2008, he served as the Chief Financial Officer and Treasurer of Fort Dearborn Life Insurance Company from 2004 through 2005, and the Vice President — Information Strategy of Health Care Service Corporation from 2005 through 2008. A native of Manchester, Connecticut, Mr. Goss holds a B.S. in Accounting from Bryant University and a M.B.A. from Northwestern University Kellogg School of Management. Mr. Goss will become the Chief Financial Officer of Trustmark, Parent and the Purchaser as of April 1, 2010.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 25,000,000 shares of common stock, par value $0.01 per share; 750,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share; 500 shares of Series B Convertible Preferred Stock, par value $0.01 per share; and 4,249,500 undesignated shares. As of the close of business on February 1, 2010, there were 10,211,625 shares of common stock issued and outstanding, and no shares of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock outstanding. The Board currently consists of ten members.

Only the holders of our common stock are entitled to vote at a meeting of our shareholders. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of February 1, 2010 certain information regarding beneficial ownership of our common stock by:

•	each person known to us to beneficially own 5% or more of our common stock;

•	each executive officer named in the Summary Compensation Table on page 18, who in this Information Statement are collectively referred to as the “named executive officers;”

•	each of our directors; and

•	all of our executive officers (as that term is defined under the rules and regulation of the SEC) and directors as a group.

We have determined beneficial ownership in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership generally means having sole or shared voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to the table, each shareholder named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite the shareholder’s name. We have based our calculation of the percentage of beneficial ownership on 10,211,625 shares of common stock outstanding on February 1, 2010. Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Health Fitness Corporation, 1650 West 82nd Street, Suite 1100, Bloomington, MN 55431.

			Percent of
Name of Beneficial Owner	Number		Class(1)

5% Beneficial Owners:
Perkins Capital Management, Inc.	1,046,382	(2)	10.25%
730 East Lake Street
Wayzata, MN 55391
Manatuck Hill Partners, LLC	927,470	(3)	9.08%
1465 Post Road East
Westport, CT 06880
Gruber & McBaine Capital Management	808,110	(4)	7.91%
50 Osgood Place — Penthouse
San Francisco, CA 94133
Archon Capital Management LLC	610,740	(5)	5.98%
719 Second Avenue, Suite 1403
Seattle, WA 98104

			Percent of
Name of Beneficial Owner	Number		Class(1)

Named Executive Officers and Directors:
Gregg O. Lehman	197,848	(6)	1.92%
Wesley W. Winnekins	165,781	(7)	1.61%
James O. Reynolds	50,228	(8)	*
David F. Durenberger	32,500	(9)	*
K. James Ehlen	69,250	(10)	*
Linda Hall Keller	73,000	(11)	*
Wendy Lynch	17,500	(12)	*
Robert J. Marzec	65,000	(13)	*
John C. Penn	80,500	(11)	*
Curtis M. Selquist	37,501	(14)	*
Mark W. Sheffert	92,298	(11)	*
Rodney A. Young	73,000	(11)	*
All executive officers and directors as a group (19 persons)	1,557,629	(15)	15.25%

*	Less than one percent.

(1)	Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of February 1, 2010, or within 60 days of such date, are treated as outstanding only when determining the percent owned by such individual and when determining the percent owned by a group.

(2)	In its most recent Schedule 13G/A filing with the SEC on February 1, 2010, Perkins Capital Management, Inc. represents that it has sole voting power over 434,991 of the shares, no voting power over the remaining 611,391 shares and sole dispositive power over all such shares.

(3)	In a Schedule 13G filing with the SEC on July 10, 2009, Manatuck Hill Partners, LLC (“Manatuck”) represents that it holds for the accounts of its clients 347,600 shares of common stock and 579,870 shares of common stock issuable pursuant to currently exercisable warrants. Manatuck Hill Partners, LLC is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of these shares through the investment discretion it exercises over its clients’ accounts. Although such accounts do not have beneficial ownership of such shares for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, one account of Manatuck, Manatuck Hill Scout Fund, L.P., owns of record more than 5% of the Company’s outstanding shares.

(4)	In its most recent Schedule 13G/A filing with the SEC on January 25, 2010, Gruber & McBaine Capital Management, LLC (“GMCM”), Eric B. Swergold, J. Patterson McBaine and Jon D. Gruber represent that they possess shared voting and shared dispositive power of 717,840 shares of common stock. GMCM also holds currently exercisable warrants to purchase 90,270 shares of common stock. GMCM is a registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the stock. Messrs. Gruber and McBaine are the managers, controlling persons and portfolio managers of GMCM. No individual client holdings of the stock are more than 5% of the outstanding stock. Lagunitas Partners, LP and Firefly are investment limited partnerships of which GMCM is the general partner. Neither Lagunitas nor Firefly are members of any group within the meaning of Rule 13d-5(b) and disclaim beneficial ownership of the securities with respect to its ownership is reposited. Jon D. Gruber has sole voting and dispositive power over 151,040 shares in addition to those held through Gruber & McBaine Capital Management. J. Patterson McBaine has sole voting and dispositive power over 144,415 shares in addition to the 717,840 shares held through Gruber & McBaine Capital Management.

(5)	In a Schedule 13G filing with the SEC on February 11, 2009, Archon Capital Management LLC (“Archon”) and its Managing Member, Constantinos Christofilis, represent that they possess shared voting and shared dispositive power over 610,740 shares of common stock.

(6)	Includes 97,500 shares that may be purchased upon exercise of options that were exercisable by Mr. Lehman as of February 1, 2010, or within 60 days of such date. Also includes 10,140 shares of restricted stock granted to Mr. Lehman under the 2007 Equity Incentive Plan that are released from restrictions in 25% increments on each of February 26, 2010, February 26, 2011, February 26, 2012 and February 26, 2013 (subject to Mr. Lehman’s continued employment on such dates), and 58,541 shares of restricted stock granted to Mr. Lehman under the 2007 Equity Incentive Plan that are released in whole or in part from restrictions at the time of completion of the Company’s 2009 annual audit, subject to the achievement of performance objectives. Mr. Lehman has voting rights with respect to these shares of restricted stock.

(7)	Includes 66,000 shares that may be purchased upon exercise of options that were exercisable by Mr. Winnekins as of February 1, 2010, or within 60 days of such date. Also includes 5,070 shares of restricted stock granted to Mr. Winnekins under the 2007 Equity Incentive Plan that are released from restrictions in 25% increments on each of February 26, 2010, February 26, 2011, February 26, 2012 and February 26, 2013 (subject to Mr. Winnekins’ continued employment on such dates); and 35,664 shares of restricted stock granted to Mr. Winnekins under the 2007 Equity Incentive Plan that are released in whole or in part from restrictions at the time of completion of the Company’s 2009 annual audit, subject to the achievement of performance objectives. Mr. Winnekins has voting rights with respect to these shares of restricted stock.

(8)	Includes 11,250 shares that may be purchased upon exercise of options that were exercisable by Dr. Reynolds as of February 1, 2010, or within 60 days of such date. Also includes 3,803 shares of restricted stock granted to Dr. Reynolds under the 2007 Equity Incentive Plan that are released from restrictions in 25% increments on each of February 26, 2010, February 26, 2011, February 26, 2012 and February 26, 2013 (subject to Dr. Reynolds’ continued employment on such dates); and 34,175 shares of restricted stock granted to Dr. Reynolds under the 2007 Equity Incentive Plan that are released in whole or in part from restrictions at the time of completion of the Company’s 2009 annual audit, subject to the achievement of performance objectives. Dr. Reynolds has voting rights with respect to these shares of restricted stock. Also includes 1,000 shares held by Dr. Reynolds’ wife.

(9)	Includes 32,500 shares that may be purchased upon exercise of options by Senator Durenberger that were exercisable as of February 1, 2010, or within 60 days of such date.

(10)	Includes 41,250 shares that may be purchased upon exercise of options by Dr. Ehlen that were exercisable as of February 1, 2010, or within 60 days of such date.

(11)	Includes 45,000 shares that may be purchased upon exercise of options by each of Ms. Keller, Mr. Sheffert, Mr. Penn and Mr. Young that were exercisable as of February 1, 2010, or within 60 days of such date.

(12)	Includes 7,500 shares that may be purchased upon exercise of options by Ms. Lynch that were exercisable as of February 1, 2010, or within 60 days of such date. Also includes 10,000 shares of restricted stock granted to Ms. Lynch in connection with her initial election to the Board that are released from restrictions in 33% increments on each of May 27, 2010, May 27, 2011 and May 27, 2012 (subject to Ms. Lynch’s continued service as a director on such dates).

(13)	Includes 37,500 shares that may be purchased upon exercise of options by Mr. Marzec that were exercisable as of February 1, 2010, or within 60 days of such date.

(14)	Includes 22,501 shares that may be purchased upon exercise of options by Mr. Selquist that were exercisable as of February 1, 2010, or within 60 days of such date.

(15)	Includes 165,314 shares that may be purchased upon exercise of options that were exercisable as of February 1, 2010, or within 60 days of such date. Also includes 176,618 shares of restricted stock granted to executive officers under the 2007 Equity Incentive Plan, of which 6,667 shares are released from restrictions in 50% increments on each of December 8, 2010 and December 8, 2011 (subject to the continued employment of the executive officer on such dates); 153,050 shares are released in whole or in part from restrictions at the time of completion of the Company’s 2009 annual audit, subject to the achievement of performance objectives; and 16,901 shares that are released from restrictions in 25% increments on each of February 26, 2010, February 26, 2011, February 26, 2012 and February 26, 2013 (subject to the continued employment of the executive officers on such dates).

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The names and ages of all of the Company’s executive officers and directors and the positions held by each with the Company are as follows:

Name	Age	Position

Mark W. Sheffert	62	Chairman
Gregg O. Lehman, Ph.D.	62	President, Chief Executive Officer and Director
John E. Griffin	53	Chief Operations Officer
Wesley W. Winnekins	48	Chief Financial Officer and Treasurer
Jeanne C. Crawford	52	Chief Human Resources Officer and Secretary
David T. Hurt	44	Vice President Account Services
Katherine M. Meacham	43	Vice President Account Services
Brian J. Gagne	47	Senior Vice President-Account Management
John F. Ellis	49	Chief Information Officer
J. Mark McConnell	45	Senior Vice President — Business and Corporate Development
James O. Reynolds, M.D.	62	Chief Medical Officer
David F. Durenberger	75	Director
K. James Ehlen, M.D.	65	Director
Linda Hall Keller, Ph.D.	61	Director
Wendy D. Lynch	48	Director
Robert J. Marzec	65	Director
John C. Penn	70	Director
Curtis M. Selquist	65	Director
Rodney A. Young	54	Director

Mark W. Sheffert, a director of the Company since January 2001 and Chairman of the Board since May 2006, has served as Chairman and Chief Executive Officer of Manchester Companies, Inc., an investment banking and business advisory firm, since December 1989. Prior to that, he was President of First Bank System, Inc. (now U.S. Bank), a $28 billion bank holding company headquartered in Minneapolis, Minnesota. He also served as Chairman and CEO for First Trust, a $20 billion trust company based in St. Paul, Minnesota. For 10 years prior to First Bank, Mr. Sheffert was with North Central Insurance Company where he last served as President and Chief Operating Officer. Mr. Sheffert has served on the Board of Directors for over forty public, private and non-profit organizations, and he currently serves as Chairman of the Board of BNC Bank Corp, a publicly-held bank holding company. Mr. Sheffert has a Masters Degree in Management from the Richard D. Irwin Graduate School, American College, Bryn Mawr, Pennsylvania, and is a graduate of the Minnesota Executive Program at the Carlson Graduate School of Management, University of Minnesota.

Gregg O. Lehman, Ph.D. has been a director of the Company since September 2006, and, on January 1, 2007, became President and Chief Executive Officer of the Company. From March 2006 through December 2006, Mr. Lehman served as Chairman, President and Chief Executive Officer of INSPIRIS Inc., a Nashville-based specialty care management company that provides care to frail Medicare Advantage members in long-term care facilities. From 2003 to 2006, Mr. Lehman was President and Chief Executive Officer of Gordian Health Solutions, Inc., a Nashville company dedicated to improving the health of employees and dependents for employers and health plans. From 1998 to 2003, Mr. Lehman served as President and Chief Executive Officer of the National Business Coalition on Health, a Washington D.C.-based movement of ninety employer-led coalitions seeking better quality and more cost-effective healthcare for employees. Mr. Lehman has a Ph.D. and an M.S. from Purdue University in Higher Education Administration.

John E. Griffin has been the Company’s Chief Operations Officer since February 1, 2008. Mr. Griffin is responsible for overseeing the Company’s information technology, account services functions and operations, excluding sales and marketing, finance, human resources and research, development and outcomes. Mr. Griffin has served as President of The Meridian Group, a consulting company he founded that focused on health case financial forecasting, budgeting, strategic planning and operational management, since August 2006 and from September 1995 to April 2003. From July 2007 through January 31, 2008, the Company engaged Mr. Griffin as an operations consultant. From April 2003 to July 2006, Mr. Griffin served as Chief Operating Officer of Gordian Health Solutions, Inc. Mr. Griffin has also served as Chief Operating Officer of eClickMD, Inc. and Computer Sentry Software, Inc. Mr. Griffin holds a Doctor of Jurisprudence from the University of Tennessee College of Law and a Bachelor of Science in Business Administration with a major in accounting. He is a member of the Health Law Section of the Tennessee Bar Association.

Wesley W. Winnekins has been Chief Financial Officer and Treasurer of the Company since February 2001. Prior to joining the Company, Mr. Winnekins served as CFO (from January 2000 to February 2001) of University.com, Inc., a privately held provider of online learning solutions for corporations. From June 1995 to April 1999 he served as CFO and vice president of operations for Reality Interactive, a publicly held developer of CD-ROMs and online training for the corporate market. From June 1993 to May 1995 he served as controller and director of operations for The Marsh, a Minneapolis-based health club, and was controller of the Greenwood Athletic Club in Denver from October 1987 to January 1989. From May 1985 to October 1987, he served in the audit practice at Arthur Andersen. Mr. Winnekins received a Bachelor’s in Business Administration with a major in Accounting from Iowa State University. He has passed the CPA exam.

Jeanne C. Crawford has been the Company’s Chief Human Resources Officer (formerly titled Vice President — Human Resources) since July 1998 and Secretary of the Company since February 2001. From July 1996 through July 1998, Ms. Crawford served as a Human Resource consultant to the Company. From October 1991 through September 1993, Ms. Crawford served as Vice President of Human Resources for RehabClinics, Inc. a publicly held outpatient rehabilitation company. From May 1989 through October 1991, Ms. Crawford served as Director of Human Resources for Greater Atlantic Health Service, an HMO and physicians medical group. From 1979 through 1989, Ms. Crawford served in various human resources management positions in both the retail and publishing industries. Ms. Crawford graduated cum laude from Temple University with a bachelor’s degree in business administration, and is a member of the Society for Human Resources Management.

David T. Hurt has served as Vice President Account Services-Fitness Management, where he is responsible for the operation of accounts within the Company’s Fitness Management business segment, since April 2001. He directs the overall development and management of Corporate, Hospital, Community and University fitness center operations. Mr. Hurt has been active in the industry for more than 16 years. His experience in health and fitness management began in 1988 with the Valley Wellness Center in Harrisonburg, Virginia. In recent years, he has been involved in the successful development and management of several start-up fitness center projects ranging in size from 45,000 — 150,000 square feet. Mr. Hurt is a graduate of James Madison University, where he received a bachelor’s degree in sports management.

Katherine M. Meacham was appointed as the Company’s Vice President Account Services-Health Management, in March 2005. In this role, she directs the implementation and management of the Company’s Health and Fitness Management accounts. From December 2003 to March 2005, she served as the Company’s Vice President of Marketing. Previously, Ms. Meacham spent 15 years with the Health & Fitness Division of Johnson & Johnson Health Care Systems Inc., a subsidiary of Johnson & Johnson, a business acquired by the Company. Ms. Meacham was the Director of Marketing Services and National Sales leading business expansion in the United States and internationally, while exploring new markets. Ms. Meacham serves on the board for International Council on Active Aging (ICAA). She is a member of the National Business Group on Health (NBGH), American Marketing Association (AMA) and Wellness Councils of America (WELCOA). Ms. Meacham has a bachelor’s degree in business with an emphasis in exercise science and sports management from the University of Tennessee and a Master of Business Administration from East Tennessee State University. Additionally, Ms. Meacham has completed advanced studies in organizational theory from Pepperdine University.

Brian J. Gagne has served as the Company’s Senior Vice President, Account Management since January 2008 and served as the National Vice President, Health Management from August 2006 to December 2007, and as Vice President, of Programs and Partnerships from December 2003 to August 2006. In his current role, Mr. Gagne oversees the account services team, delivery of health coaching, worksite screenings, customer/technical support and fulfillment services. Mr. Gagne brings more than 21 years of health, fitness and wellness management experience in the corporate, commercial and medical fitness markets. Mr. Gagne joined the Company after the acquisition of the Johnson & Johnson Health Care Systems in December 2003. Prior to Health Fitness, he was the Director, Integrated Behavioral Solutions and was responsible for leading a team of health professionals to develop and deliver patient education programs and tools for the Johnson & Johnson Family of Companies. Prior to his work with Johnson & Johnson, Mr. Gagne served as Executive Director of several medical fitness centers in the Chicago area. Mr. Gagne has a master’s degree in exercise physiology and a bachelor’s degree in exercise science from the University of Illinois-Chicago.

John F. Ellis has served as the Company’s Chief Information Officer since December 2005. Mr. Ellis is formerly a Founder and Chief Executive Officer of HealthCalc.Net, Inc., a company we acquired in December 2005. From January 1995 to August 1999, Mr. Ellis held a position of Senior Specialist with Perot Systems, an information technology consulting group. From November 1989 to January 1995, Mr. Ellis held a position of Vice President of Information Technology at People Karch International, a health and fitness software development services firm. Mr. Ellis holds a B.S. in Physical Education from The Citadel.

J. Mark McConnell serves as the Company’s Senior Vice President — Business Development. Mr. McConnell joined the Company in December 2008 and provides leadership to all aspects of the Company’s business and corporate development activities, including identifying global sales opportunities for the company’s health and productivity solutions as well as working on the development of new client-driven services. From September 2003 to November 2008, he served as senior vice president of the Employer Solutions Group for Healthways. Prior to Healthways, he was the health plan manager of health care initiatives with Kaiser Permanente from September 2001 to September 2003, where he worked in conjunction with General Motors Corp. Mark has a Master of Business Administration from the State University of New York at Buffalo and a Bachelor of Arts in psychology from Muskingum College.

James O. Reynolds, M.D. has been the Company’s Chief Medical Officer since February 1, 2008. Dr. Reynolds has oversight of all clinical aspects of the Company’s programs and services and the Company’s Research, Development and Outcomes division. Dr. Reynolds served from October 2005 to January 2008 as Principal and Senior Healthcare Consultant for Mercer Human Resource Consulting, a global provider of consulting, outsourcing and investment services, where he served as a senior clinical consultant on Mercer’s Health and Productivity Management specialty practice. From September 2003 to October 2005, Dr. Reynolds served as Vice President and Medical Director, Integrated Care Solutions, for CorSolutions Medical, Inc., a provider of disease management and related services to employers, health plans and government-sponsored healthcare programs that was acquired by Matria Healthcare, Inc. in 2005. From January 2001 to September 2003, Dr. Reynolds served as Co-Founder, Chief Operating Officer and Executive Vice President of Health and Productivity Corporation of America, which was acquired by CorSolutions in 2003. Prior to these positions, Dr. Reynolds served in various positions in the healthcare industry, was in private practice as an internal medicine physician, and served as an Associate Professor of Medicine at the University of Missouri Hospital and Clinics. Dr. Reynolds has Bachelor’s of Science from Drury College, an M.D. degree from the University of Missouri and is board certified in internal medicine. He is an active member of the American College of Physicians, American Medical Association, and the American College of Environmental and Occupational Medicine.

David F. Durenberger, a director of the Company since August 2007, has been active in Minnesota public life for more than 40 years. Senator Durenberger’s experience in the U.S. Senate included 17 years on the Senate Finance Committee. He was the ranking member of the Health Subcommittee for a decade, serving six years as chairman. Senator Durenberger served three terms and retired from the Senate in 1995. Senator Durenberger is founder and chair of the National Institute of Health Policy, a forum for health care leaders throughout the Upper Midwest to collaborate on complex health care issues and to foster health care transformation. He is also senior health policy fellow at the University of St. Thomas Opus College of

Business in Minneapolis. In that role, he serves on the faculty of the College of Business, teaching in healthcare MBA and management programs, physician leadership and other graduate and executive education programs. Senator Durenberger also contributes regularly to College of Business publications, and consults on curriculum design efforts for health policy courses. Senator Durenberger is president of Policy Insight, LLC, a business consulting firm for health policy interests both in the United States and globally. He currently serves as special advisor to the Steering Committee, American Medical Group Association; advisory member, Council of Accountable Physician Practices; commissioner, Kaiser Commission on the Future of Medicaid and the Uninsured; director, Americans for Generational Equity; board member, Center for the Study of Politics and Governance; co-chair, Minnesotan’s Military Appreciation Fund; member, MBA Public Policy Advisory Board, University of St. Thomas; board member, VocalEssence and ServeMinnesota; board member, National Committee on Quality Assurance; and board member, The Mercanti Group. He was also appointed by Governor Tim Pawlenty to chair the Minnesota Citizen’s Forum on Healthcare Costs, to explore health care cost drivers, citizen values, and to recommend health care reform in Minnesota, with input from more than 1,000 Minnesota citizens.

K. James Ehlen, M.D., a director of the Company since April 2001, has served as Chief Executive Officer of ResperTech Incorporated since September 2008. From August 2007 to August 2008, Dr. Ehlen served as Chief Executive Officer of Epien Medical. From April 2003 to August 2007, Dr. Ehlen served as Chairman of Halleland Health Consulting Group. From February 2001 to April 2003, Dr. Ehlen served as Chief, Clinical Leadership, for Humana Inc., a national managed care organization. He was Executive Leader of Health Care Practice for Halleland Health Consulting Group from May 2000 to February 2001 and was a self-employed health care consultant from June 1999 to May 2000. From October 1988 to June 1999, Dr. Ehlen served as Chief Executive Officer of Allina Health System, an integrated health care organization. Dr. Ehlen is a director of Angeion Corporation, a publicly-held company.

Linda Hall Keller, Ph.D., a director of the Company since April 2001, was Chief Executive Officer of MinuteClinic, a healthcare services company, from 2002 to 2005. Ms. Keller joined UnitedHealth Group in 2006 as Vice President, Business Development in Public and Senior Markets Group. She served as Chief Executive Officer of Accurate Home Healthcare from 2007 until retiring in 2008. She is currently Entrepreneur-in-Residence at the University of Minnesota Carlson School of Management. Prior to that, she was President of Ceridian Performance Partners (an employee benefits provider), Ceridian Corporation from 1996 through 2000 and Vice President, Business Integration at Ceridian from 1995 to 1996. From 1980 to 1995 she served in various management and executive positions with Honeywell, Inc., including Vice President, Consumer Business Group from 1993 to 1995. Ms. Keller was a director of MTS Systems Corporation from 1995 through January 2006 and August Technology Corporation from 2002 to 2006. She served on the Ninth District Federal Reserve Bank Board as a Class C Director from 1999 to 2005, and served as its Chair from 2004 to 2005.

Wendy D. Lynch was elected to the Board on May 27, 2009. Since 2006, Ms. Lynch has been the Vice President of Strategic Development for Human Capital Management Services. Additionally, Ms. Lynch has served as Research Director for the Health as Human Capital Foundation. Previously, Ms. Lynch was the owner and President of Lynch Consulting. Ms. Lynch holds a Doctorate in Research and Evaluation Methodology from the University of Colorado, and has served as a faculty member with a number of universities, including Yale, the University of Wyoming School of Business, and the University of Colorado.

Robert J. Marzec, a director of the Company since May 2004, retired in July 2002 as a partner in PricewaterhouseCoopers LLP. Mr. Marzec was admitted to the firm’s partnership in 1979 and was the managing partner of the firm’s Minneapolis office from 1991 to 1998. Mr. Marzec holds a Bachelor’s Degree from Northwestern University and a Master’s Degree in Business Administration from DePaul University. Mr. Marzec is also a director of Medtox Scientific, Inc., Apogee Enterprises, Inc., both of which are publicly-held companies, and CUNA Mutual Group. He also serves on a number of civic boards and committees.

John C. Penn, a director of the Company since April 2001, served as Chairman of the Board from January 2004 to May 2006, and currently serves as Chairman of Intek Plastics, Inc., a custom extruder of plastic products for the window and door industries. From 1999 to 2003, he served as Vice Chairman and

Chief Executive Officer of Satellite Companies, a family-owned group of three companies engaged in the manufacture and international sales of portable restroom equipment, distribution and rental of relocateable buildings, and sales and maintenance of private aircraft. He served for 21 years as an outside board member of those companies before joining them as an employee in 1999. For 25 years prior to joining Satellite Companies, Mr. Penn served as Chief Executive Officer of several companies in the manufacturing and medical industries, including Center for Diagnostic Imaging, Benson Optical and Arctic Enterprises. Mr. Penn is also a director of Angeion Corporation, a publicly-held company, and several privately owned companies.

Curtis M. Selquist has been a director of the Company since August 2007. Mr. Selquist retired from Johnson & Johnson in March 2007 after 36 years with that company. He began his career as a sales representative for Johnson & Johnson Baby Products Company, became President of Johnson & Johnson Hemisferica in 1989, then became worldwide president of Johnson & Johnson/Merck Pharmaceuticals in 1995 and company group chairman for Johnson & Johnson Medical in 1997. Mr. Selquist was the founding chairman of the Global Healthcare Exchange, established in 2000 as an electronic trading exchange open to all health care providers, suppliers, and manufacturers to buy and sell supplies online. He is also past chairman of the National Alliance for Healthcare Technology and serves as leadership network chair for the National Quality Forum. Mr. Selquist is an operating partner at Water Street Health Partners, a Chicago-based private equity firm, and serves on two of the company’s boards: Facet Technologies, LLC and Physiotherapy, Inc. Mr. Selquist also serves on the board and executive committee of Project HOPE. Mr. Selquist earned a bachelor’s degree from Bradley University in Peoria, Ill.

Rodney A. Young, a director of the Company since April 2001, has served as President, Chief Executive Officer and director of Angeion Corporation, a publicly-held medical company, since November 2004, joining Angeion as its Executive Vice President in July 2004. Mr. Young was Chief Executive Officer and President of LecTec Corporation, a developer, manufacturer and marketer of healthcare consumer and over-the-counter pharmaceutical products, from August 1996 to July 2003, also serving as the Chairman of the Board of LecTec from November 1996 to July 2003. Prior to that, Mr. Young served Baxter International, Inc. for five years in various management roles, most recently as Vice President and General Manager of the Specialized Distribution Division. Mr. Young also serves as a director of Delta Dental Plan of Minnesota and Allina Health Care System.

TRANSACTIONS WITH RELATED PERSONS

Pursuant to its charter, the Audit Committee has the responsibility to review transactions that are considered “related party transactions” under Rule 404 of Regulation S-K under the Securities Act of 1933, and make a recommendation to the full Board, excluding inside and interested directors. The full Board of independent directors then ultimately determines whether to approve the transaction. In accordance with Minnesota corporate law, directors who believe that they may be related parties in transactions with the Company will inform the Board of such belief, provide all relevant information, and recuse themselves from any consideration of such transactions. If a director believes but is not certain that he has a related party relationship, the Nominating/Governance Committee will make the determination following consideration of all available information.

Since the beginning of fiscal 2009, there have been no transactions or business relationships, other than as disclosed herein, between us and our executive officers, directors, director nominees, and affiliates.

CORPORATE GOVERNANCE

Independence

The Board has determined that Mark W. Sheffert, David F. Durenberger, K. James Ehlen, Linda Hall Keller, Wendy Lynch, Robert J. Marzec, John C. Penn, Curtis M. Selquist and Rodney A. Young, constituting a majority the Board, are independent directors since none of them is believed to have any relationships that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and since such directors otherwise satisfy the requirements of Section 803(A) of the Company Guide of the NYSE Amex.

Shareholder Communications with the Board of Directors

Shareholders may communicate directly with the Board. All communications should be directed to the Company’s Secretary at the address below and should prominently indicate on the outside of the envelope that it is intended for the Board or for non-management directors, and the Company’s Secretary will forward the communications to all specified directors. If no director is specified, the communication will be forwarded to the entire Board. Shareholder communications to the Board should be sent to:

Health Fitness Corporation Board of Directors
Attention: Secretary
1650 West 82nd Street, Suite 1100
Bloomington, Minnesota 55431

Director Attendance at Annual Meetings

Directors’ attendance at Annual Meetings can provide shareholders with an opportunity to communicate with directors about issues affecting the Company. The Company does not have a policy regarding director attendance, but all directors are encouraged to attend the Annual Meeting of Shareholders. The 2009 Annual Meeting of Shareholders was attended by six directors.

Committee and Board Meetings

During fiscal 2009, the Board held seven formal meetings. The directors often communicate informally to discuss the affairs of the Company and, when appropriate, take formal action by written consent of a majority of all directors, in accordance with the Company’s charter and bylaws and Minnesota law.

The Board has three standing committees, the Audit Committee, the Compensation/Human Capital Committee, and the Nominating/Governance Committee. In addition, the Board has two ad-hoc committees, the Finance Committee and the Strategy Committee. Members of such committees met formally and informally from time to time throughout fiscal 2009 on committee matters.

Each director attended 75% or more of the aggregate number of meetings of the Board and of standing committees of which he or she was a member.

Audit Committee

The Audit Committee is comprised of directors Robert J. Marzec (Chair), John C. Penn and Mark W. Sheffert. Messrs. Marzec, Penn and Sheffert satisfy, in the judgment of the Board, the independence requirements of Section 803(A) of the Company Guide of the NYSE Amex, and the Audit Committee satisfies the criteria under Section 803(B) of the Company Guide of the NYSE Amex and of Section 10A(m)(3) of and Rule 10A-3 under the Securities Exchange Act of 1934. The Audit Committee is responsible for the oversight relating to the Company’s systems of internal and disclosure controls and its financial accounting and reporting matters. The Audit Committee is also responsible for appointment, compensation, retention and oversight of the work of any publicly registered accounting firm, including the Company’s independent public accountants. The Audit Committee charter may be amended by approval of the Board. The charter was last amended on March 12, 2009. The Audit Committee met seven times during fiscal 2009.

Audit Committee Financial Expert

The Board has determined that Robert J. Marzec is the “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Securities Act of 1933. As noted above, Mr. Marzec is independent within the meaning of the Company Guide of the NYSE Amex. The designation of Mr. Marzec as the audit committee financial expert does not impose on Mr. Marzec any duties, obligations or liability that are greater than the duties, obligations and liability imposed on Mr. Marzec as a member of the Audit Committee and the Board in the absence of such designation or identification.

Compensation/Human Capital Committee

The responsibility for evaluation of the compensation policies of the Company, oversight of management’s performance, and recommendations regarding compensation of senior management, has been delegated by the Board to the Compensation/Human Capital Committee, which is referred to in this Information Statement as the “Compensation Committee.” The current members of the Compensation Committee are Linda Hall Keller, Ph.D. (Chair), K. James Ehlen, M.D., Curtis M. Selquist and Rodney A. Young, each of whom, in the judgment of the Board, satisfies the independence requirements of Section 803(A) of the Company Guide of the NYSE Amex. The Compensation Committee met eight times in 2009.

Compensation Committee Charter and Scope of Authority

Under the Compensation Committee’s written charter, the primary duties and responsibilities of the Compensation Committee include reviewing the procedures, processes and policies used to compensate executive officers; approving compensation plans, performance reviews and salaries for executive officers, other than executives designated by the Board as subject to Section 16 under the Securities Exchange Act of 1934, or “Section 16 officers”; recommending to the Board compensation plans, performance reviews and salaries for Section 16 officers; reviewing and discussing with management the Company’s public disclosures regarding its compensation policies and practices; approving bonus and cash incentive plans and related payout potential and objectives for executive officers, other than for Section 16 officers; recommending to the Board bonus and cash incentive plans and related payout potential and objectives for Section 16 officers; recommending stock option, employee stock purchase, restricted stock and other equity incentive plans to the full Board for submission to shareholders; granting stock option and other equity awards to executives and management/key associates, other than Section 16 officers; recommending to the Board stock option and other equity awards to Section 16 officers; reviewing and recommending to the full Board material changes to the 401(k) plan; and working with management on human capital matters, including organizational alignment, recruitment and retention of executive talent and succession plan development.

The Compensation Committee charter may be amended by approval of the Board. The charter was last amended on March 27, 2007.

The Compensation Committee’s authority does not include approving or recommending compensation for our directors, which is reviewed and recommended to the full Board by the Nominating/Governance Committee.

The Compensation Committee has authority to authorize management to engage one or more compensation consultants, who may assist management, the Board and the Compensation Committee with reviewing data relating to executive compensation and determining appropriate levels of base salary, annual incentives, total cash compensation and stock option grants to executives. The Company pays all amounts due to compensation consultants, at the approval of the Compensation Committee. The Compensation Committee utilized one consultant with respect to 2009 compensation matters.

Nominating/Governance Committee

The Nominating/Governance Committee consists of John C. Penn (Chair), Mark W. Sheffert (Chairman of the Board and the Finance Committee), Robert J. Marzec (Chairman of the Audit Committee), Linda Hall Keller (Chairman of the Compensation Committee), and Curtis M. Selquist (Chairman of the Strategy Committee). Each member of the Nominating/Governance Committee satisfies, in the judgment of the Board, the independence requirements of Section 803(A) of the Company Guide of the NYSE Amex. The Nominating/Governance Committee charter may be amended by approval of the Board. The charter was last amended on March 27, 2007. The Nominating/Governance Committee met two times during fiscal 2009.

The Nominating/Governance Committee will review director nominees proposed by shareholders. Shareholders may recommend a nominee to be considered by the Nominating/Governance Committee by submitting a written proposal to the Chairman of the Board, at Health Fitness Corporation, 1650 West 82nd Street, Suite 1100, Bloomington, Minnesota 55431. A consent signed by the proposed nominee agreeing to be considered as a director should accompany the written proposal. The proposal should include the name and address of the nominee, in addition to the qualifications and experience of said nominee.

The Nominating/Governance Committee is responsible for tasks relating to the adoption of corporate governance policies and procedures, the nomination of directors, the review and recommendation of the Board of Directors Compensation Plan, and the oversight of the organization of Board committees. The Nominating/Governance Committee has the ability to employ recruiting firms to assist in the identification and recruitment of director candidates and other advisors, but it did not do so in 2009.

When selecting candidates for recommendation to the Board, the Nominating/Governance Committee will consider the attributes of the candidates and the needs of the Board and will review all candidates in the same manner, regardless of the source of the recommendation.

In evaluating director nominees, a candidate should have certain minimum qualifications, including being able to read and understand basic financial statements, be familiar with our business and industry, have high moral character and mature judgment, and be able to work collegially with others. In addition, factors such as the following shall be considered:

•	appropriate size and diversity of the Board;

•	needs of the Board with respect to particular talent and experience;

•	knowledge, skills and experience of nominee;

•	familiarity with domestic and international business affairs;

•	legal and regulatory requirements;

•	appreciation of the relationship of our business to the changing needs of society; and

•	desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by a new member.

Committee Charters

The charters for the Audit Committee, the Compensation Committee, the Finance Committee and the Nominating/Governance Committee are available on our website (www.hfit.com) at “Investors — Board Committee Charters.”

2009 DIRECTOR COMPENSATION

Compensation to Non-Employee Directors

Under the Board of Directors Compensation Plan, as amended December 18, 2008, directors who are not employees of the Company receive the following compensation:

1. Each director receives an annual cash retainer of $12,000, payable quarterly at a rate of $3,000 in advance of each quarter.

2. The Chairman of the Board receives an additional annual cash retainer of $6,000, payable quarterly at a rate of $1,500 in advance of each quarter. In addition, the non-employee directors, other than the Chairman, approved an additional annual fee of $30,000 to the Chairman for his additional services provided in connection with the Company’s strategic plan and related projects. This fee will be paid quarterly and is subject to suspension or termination by the Board.

3. The Chair of the Audit Committee receives an additional annual cash retainer of $5,000, payable quarterly at a rate of $1,250 in advance of each quarter.

4. The Chairs of each of the Compensation and Nominating/Governance Committees receive an additional annual cash retainer of $2,500, payable quarterly at a rate of $625 in advance of each quarter.

5. The Chairs of each of the Finance and Strategy Committees and of any Ad-Hoc Committees from time to time created by the Board receive a $250 committee meeting fee (in addition to fees paid to all committee members for their attendance at such committee meetings).

6. Each director receives a cash payment of $1,000 for attending each regular and special Board meeting. Telephonic Board meetings, or a director’s telephonic attendance at a Board meeting, are compensated at 75% of the full payment.

7. Committee members receive a cash payment of $500 for attending each regular and special committee meeting. Telephonic committee meetings, or the director’s telephonic attendance at a committee meeting, will be compensated at 75% of the full payment.

8. Upon the initial election to the Board, a director will receive a grant of that number of shares of common stock which is equal to the lesser of (i) the sum of $60,000, divided by the per share fair market value of the Company’s common stock as of such date of election, or (ii) 10,000 shares. The shares will vest ratably over a three year period, and non-vested shares are subject to forfeiture upon the director’s resignation, termination, or failure to stand for reelection.

9. Upon the initial election to the Board and on the date of each Annual Shareholders’ Meeting thereafter, subject to such director serving up to the date of such Annual Meeting and having been elected or reelected at the previous Annual Meeting, a director will receive a six-year fully vested option to purchase 7,500 shares of common stock. Any director who served for a portion of the year shall receive a pro-rated option based on the number of days between such director’s initial election to the Board and the date of the Annual Shareholders’ Meeting. The option will have an exercise price equal to the fair market value of the common stock on the date of grant.

In addition, the Company reimburses directors for any out-of-town travel incurred by a director to attend Board (but not Committee) meetings, and directors are covered by a D&O liability insurance policy.

Director Compensation Table

The following table summarizes the compensation paid to each non-employee director in the fiscal year ended December 31, 2009.

				All Other
	Fees Earned or	Option Awards	Stock Awards	Compensation	Total
Name	Paid in Cash ($)	($)(1)	($)(1)	($)	($)

Mark W. Sheffert (Chair)(2)	48,750	10,650	—	—	59,400
David F. Durenberger(2)	16,250	10,650	—	—	26,900
K. James Ehlen(2)	21,625	10,650	—	1,500 (4)	33,775
Linda Hall Keller(2)	22,875	10,650	—	—	33,525
Wendy Lynch(2)(3)	11,625	10,650	15,114	—	37,389
Robert J. Marzec(2)	26,125	10,650	—	—	36,775
John C. Penn(2)	25,375	10,650	—	—	36,025
Curtis M. Selquist(2)	21,375	10,650	—	—	32,025
Rodney A. Young(2)	21,750	10,650	—	—	32,400

(1)	Represents the amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2009 in accordance with FAS 123(R). We use the Black-Scholes option pricing model using weighted average assumptions for options granted to determine the fair value of options. The assumptions utilized to determine such values for the year ended December 31, 2009 are indicated in the following table:

Risk-free interest rate	1.49%
Expected volatility	47.5%
Expected life (in years)	3.00
Dividend yield	0.0%
Forfeitures	0

Each of the option awards reflected in this column was fully vested when granted, and the grant date fair value of each of these awards, computed in accordance with FAS 123(R), is the same as the amount recognized for financial statement reporting purposes as reflected in this column. The full grant date fair value of all of the awards to these directors, computed in accordance with FAS 123(R), is $95,850. As of December 31, 2009, each non-employee director had the following number of options outstanding: Mark W. Sheffert, 45,000; David F. Durenberger, 22,500; K. James Ehlen, 41,250; Linda Hall Keller, 45,000; Wendy Lynch, 7,500; Robert J. Marzec, 37,500; John C. Penn, 45,000; Curtis M. Selquist, 22,500; and Rodney A. Young, 45,000.

(2)	In accordance with the Board of Directors Compensation Plan, on May 27, 2009, each director received a six-year fully vested option to purchase 7,500 shares of the Company’s common stock at an exercise price of $4.24 per share.

(3)	In accordance with the Board of Directors Compensation Plan, on May 27, 2009, Ms. Lynch received a grant of 10,000 shares of restricted stock in connection with her initial election to the Board, which vests as follows: 3,333 shares on May 27, 2010, 3,333 shares on May 27, 2011, and 3,334 shares on May 27, 2012.

(4)	Represents fees paid to Dr. Ehlen for participation in meetings of the Company’s Science Advisory Board.

EXECUTIVE COMPENSATION

Overview

The Company’s executive compensation program is designed to attract, retain, motivate and fairly reward the high performing individuals who will help the Company achieve and maintain a competitive position in the employee health improvement industry. The program is also intended to ensure the accomplishment of the Company’s financial objectives and to align the interests of employees, including management, with those of long-term shareholders. The Company accomplishes these objectives by linking compensation to individual and Company performance, setting compensation at competitive levels, rewarding executives for financial growth of the Company, tying incentive compensation to performance objectives that are clearly defined and challenging but achievable, increasing incentive compensation with position and responsibility, and balancing rewards for short- and long-term performance. In 2009, our executive compensation program was comprised of three elements: base salary, non-equity incentive compensation in the form of an annual bonus, and long-term, equity-based incentive compensation.

We primarily compensate our executive officers with cash and equity and not perquisites. The Company’s perquisite awards are fairly modest, so as to avoid a negative impact on internal pay and equality. The Company provides all full-time employees with what it believes are customary benefits, which include a 401(k) savings plan and matching contributions of $0.20 for each $1.00 contributed, up to 10% of eligible compensation; health and dental plans; an employee stock purchase plan; life insurance; and long- and short-term disability insurance plans. In addition, the Company pays for Mr. Lehman’s commuting expenses from his home state to the Company’s headquarters in Minnesota, which totaled $22,245 in 2009, and his living and commuting expenses in Minnesota, which totaled $46,048 in 2009, and provides reimbursement of the tax payable by Mr. Lehman on such expenses, which totaled $55,656 in 2009.

Base Salary

Base salary is designed to be in the median range of salary levels for equivalent positions at comparable companies nationwide, which is intended primarily to attract high performing individuals while remaining in line with compensation amounts paid by other companies. Each executive’s actual salary within this competitive framework depends on the individual’s performance, responsibilities, experience, leadership and potential future contribution. The Compensation Committee periodically reviews base salary for each executive officer by identifying pay levels for similar roles in other organizations, considering the past performance of the executive officer, the scope of the executive officer’s responsibilities, the value added by the executive officer and internal equity. The Compensation Committee then makes recommendations to the Board. Executives do not necessarily receive increases every year.

The original base salaries of the named executive officers were set by their employment agreements and are subject to increase in the Board’s discretion.

Management Bonus Program

In 2007, the Compensation Committee recommended and the Board approved a management bonus program, which was intended to promote achievement of the company’s strategic plan through 2009. This program was comprised of two elements: a short term incentive annual cash bonus and a long term incentive pool of restricted stock awards. Participants in this program had the option to choose a cash bonus in lieu of restricted stock awards, as discussed below. The Board also has the discretion to make stock option grants and individual stock grants outside of this program.

Cash Bonuses

Executive officers are eligible to receive non-equity incentive compensation based on achievement of performance targets. Under the 2009 bonus program, the executive officers are eligible to receive non-equity incentive compensation based on achievement of performance targets and such bonuses would be earned by executive officers following the completion of the 2009 annual audit. If the Merger closes prior to the conclusion of the 2009 annual audit, the bonuses will be paid out on the basis of the unaudited financial statements available at such time. The 2009 bonus program provides for cash payouts to Dr. Lehman, Mr. Winnekins, Dr. Reynolds, Mr. Griffin, Ms. Crawford, Mr. Gagne, Mr. Ellis, Mr. Hurt, and Ms. Meacham based on the Company achieving between 80% to 120% of budgeted revenue objectives and of budgeted earnings before interest, taxes, depreciation, amortization and stock-based compensation (EBITDA) objectives. Dr. Lehman is eligible to receive non-equity incentive compensation of between 1.8% and 67.5% of his base salary, Mr. Winnekins, Dr. Reynolds, Mr. Griffin and Ms. Crawford are each eligible to receive non-equity incentive compensation of between 1.2% and 45% of their base salary, Mr. Gagne and Mr. Ellis are each eligible to receive non-equity incentive compensation of between 1% and 37.5% of their base salary, and Mr. Hurt and Ms. Meacham are each eligible to receive non-equity incentive compensation of between 0.88% and 33% of their base salary. No awards will be earned on financial objectives for which the Company achieves less than 80% of the planned revenue target and less than 80% of the planned EBITDA target. Under the 2009 bonus program, Mr. McConnell is eligible to receive non-equity incentive compensation of between 1.25% and 18.75% of his base salary based on the Company achieving between 80% and 120% of budgeted revenue objectives. Mr. McConnell is also eligible to receive non-equity incentive compensation of between 9.69% and 18.75% of his base salary based on achieving between 95% and 120% of new client 2009 annualized revenue objectives.

In addition to this bonus program, the Board, upon recommendation of the Compensation Committee, has in the past made discretionary cash bonus grants to certain of the executive officers for outstanding performance, but did not do so for 2009 as of the date of this Information Statement.

Restricted Stock Awards

The management bonus program utilizes grants of restricted stock that would be earned by executives and vested following the completion of the 2009 annual audit, based upon the Company’s achievement of its annual plan for 2007, 2008 and 2009. The Board adopted, and our shareholders approved in 2007, the 2007 Equity Incentive Plan, which provides for restricted stock awards to be earned by executive officers upon achievement of annual performance targets that are based on the Company’s strategic plan. The restricted stock awards are subject to the terms of the Company’s customary Restricted Stock Award Agreement and the 2007 Equity Incentive Plan. The number of shares of restricted stock that vest will be based upon the Company achieving at least 95% of plan accomplishment, and up to 110% of plan accomplishment. Generally, executives would have to be employed by the Company at the time of the completion of the Company’s 2009 annual audit in order for their shares of restricted stock to vest. The 2007 Equity Incentive Plan also allows for grants that are not based upon performance targets, as discussed below.

The Board also adopted in 2007 the Cash Incentive Plan, which provides that executives may elect to receive a cash payment in lieu of the restricted stock award described above, payable on the same terms and subject to achievement of the same targets as those that would apply for that year’s restricted stock award. Any unvested performance cash bonus award granted to an executive officer under the Cash Incentive Plan will automatically vest at the effective time of the Merger to the same extent as the unvested restricted stock and will be accelerated and paid in connection with the closing of the Merger. Ms. Crawford is the only executive officer to whom this provision applies.

Annual Equity Grants

The Board and the Compensation Committee also have the discretion to make stock option and restricted stock grants in order to award individual performance each year. As of the date of this Information Statement, the Board has not made any such grants for performance in 2009 due to the pendency of the Merger, and the Company is prohibited from making any such grants under the terms of the Merger Agreement. The Board made annual grants of restricted stock for 2008 subject to the terms of the Company’s customary Restricted Stock Agreement and 2007 Equity Incentive Plan and grants of stock options for 2007 and prior years subject to the terms of the Company’s customary Incentive Stock Option Agreement and the Amended and Restated 2005 Stock Option Plan. When making such grants, the Compensation Committee and Board considered the size of the previous grants of stock options, but this factor is not entirely determinative of future grants. Each executive’s annual grants are based upon the individual’s performance, responsibilities, experience, leadership and potential future contribution, and any other factors deemed relevant by the Compensation Committee and the Board. The Compensation Committee and the Board also consider the potential expense to the Company of all stock option and restricted stock grants.

The Board has adopted a policy with respect to the granting of options, restricted stock and other equity-based awards that specifies who has authority to grant the awards and when the awards may be granted. The policy’s provisions regarding the timing of grants are designed to avoid any impropriety by restricting the grants to those periods when there would typically be no opportunity to misuse material nonpublic information in connection with the pricing of a grant, or, in the case of annual grants, to establish a set date each year for the grants to be made so as to prevent any discretion in setting grant dates, but also provide the Board and Compensation Committee with limited flexibility to make grants from time to time in extraordinary circumstances.

Treatment of Equity Awards in the Merger

The Merger Agreement provides that each stock option with respect to the Shares that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled and, in exchange therefor, the Surviving Corporation shall pay, and Parent shall cause the Surviving Corporation to pay, to each person who was holding such canceled option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option and (ii) the number of Shares subject to such option. However, if the exercise price per Share under any such option is equal to or greater than the Merger Consideration, then such option shall be canceled without any cash payment being made in respect thereof. Any such payments will be made as soon as practicable following the effective time of the Merger.

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, all unvested restricted stock granted under the Company’s equity plans outstanding immediately prior to the effective time of the Merger, other than shares of unvested restricted stock subject to performance-based vesting for which the performance objectives have not been achieved and which relate to 2007 and 2008 performance periods (the “Forfeited Restricted Stock”), will vest and will be treated in accordance with the treatment of Shares issued and outstanding immediately prior to the effective time of the Merger. Each share of Forfeited Restricted Stock will be forfeited and canceled and none of the holders thereof shall receive or be entitled to receive any consideration in connection therewith.

Employment Agreements

We have entered into written employment agreements with our named executive officers to provide both the Company and the executive officers with protections and rights that would otherwise not be memorialized in a verbal contract, and to express the commitment on the part of the Company and the executive officer to the employment relationship. The employment agreements with our named executive officers provide that each officer serves for an indefinite term until his employment is terminated in accordance with the terms of the agreement.

The employment agreements of all of the named executive officers provide that these executive officers would continue to receive their base salaries for a specified severance period following termination without “cause.” This salary continuation is intended to provide the executive officers with pay for the time they would potentially need to find replacement positions. We have also included change in control provisions in the employment agreements of the named executive officers. The agreements generally provide that, in the event of a change in control, each executive officer would receive severance pay for a specified period if the executive officer is terminated without cause upon a change in control. The change in control provisions are designed to retain the executive officer and provide for continuity of management in the event of an actual or threatened change in control of the Company. The employment agreements also include non-solicitation and non-disparagement covenants, and, in the case of Messrs. Lehman and Reynolds, non-competition provisions that prevent these named executive officers from having certain relationships with our competitors.

Summary Compensation Table

The following table summarizes compensation awarded to, earned by or paid to the Company’s Chief Executive Officer and two most highly compensated executive officers other than the Chief Executive Officer, each of whom was serving as an executive officer of the Company as of December 31, 2009, with respect to our fiscal years ended December 31, 2009 and December 31, 2008. In this Information Statement, we refer to these executive officers collectively as our “named executive officers.”

						Non-Equity
						Incentive
				Stock	Option	Plan	All Other
Name and Principal		Salary		Awards	Awards	Compensation	Compensation
Position	Year	($)(1)	Bonus ($)	($)(2)	($)(2)	($)(3)	($)	Total ($)

Gregg O. Lehman	2009	356,465	—	55,396	58,776	196,816	124,250	791,703
President and Chief Executive Officer	2008	319,431	—	77,478	59,696	95,031	91,764	643,400
Wesley W. Winnekins	2009	209,167	—	46,380	26,657	77,178	—	359,382
Chief Financial Officer and Treasurer	2008	193,598	8,000	66,095	38,127	28,365	—	334,185
James O. Reynolds(4)	2009	265,384	—	24,378	8,911	97,683	300	396,656
Chief Medical Officer	2008	217,308	—	24,378	10,419	36,250	—	288,355

(1)	Amounts shown are not reduced to reflect the named executive officers’ elections, if any, to contribute portions of their salaries to 401(k) plans.

(2)	Amounts in these columns represent the amounts recognized for financial statement reporting purposes in each fiscal year for restricted stock and option awards, in accordance with FAS 123(R) (disregarding forfeiture assumptions), and thus may include amounts from awards granted in and prior to such fiscal years. We use the Black-Scholes option pricing model using weighted average assumptions for options granted to determine the fair value of options. The assumptions utilized to determine such values for the year ended December 31, 2009 are indicated in the following table:

Risk-free interest rate	1.78%
Expected volatility	44.1%
Expected life (in years)	3.63
Dividend yield	0.0%
Forfeitures	0

For a discussion of our valuation assumptions for 2008 figures, see Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 8 to our consolidated financial statements, each included in the Company’s Annual Report on Form 10-K filed with the SEC on March 25, 2009. See the Outstanding Equity Awards at Fiscal Year End table for information regarding all outstanding awards.

(3)	Estimated as of January 19, 2010. Actual amounts will be determined following completion of the 2009 annual audit, or, if the Merger closes prior to such time, the bonuses will be paid out on the basis of the unaudited financial statements available at such time

(4)	Dr. Reynolds assumed the position of Chief Medical Officer on February 1, 2008.

Outstanding Equity Awards at 2009 Fiscal Year End

The following table sets forth information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer outstanding as of December 31, 2009.

					Stock Awards
								Equity
							Equity	Incentive
							Incentive	Plan
							Plan	Awards:
						Market	Awards:	Market or
					Number	Value	Number	Payout
					of	of	of	Value of
					Shares	Shares	Unearned	Unearned
	Option Awards				or	or	Shares,	Shares,
	Number of	Number of			Units of	Units of	Units or	Units or
	Securities	Securities			Stock	Stock	Other	Other
	Underlying	Underlying			That	That	Rights	Rights
	Un-exercised	Un-exercised	Option		Have	Have	That	That
	Options	Options	Exercise	Option	Not	Not	Have Not	Have Not
	(#)	(#)	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable	Un-exercisable	($)	Date	(#)	($)(9)	(#)	($)(10)

Gregg O. Lehman	7,500	0	3.20	9/22/2012			68,681 (7)	528,157
	50,000	75,000 (1)	5.30	1/3/2013
	7,500	22,500 (2)	5.22	2/26/2014
Wesley W. Winnekins	5,000	0	5.24	2/24/2011			40,734 (8)	313,245
	5,000	0	1.90	8/1/2011
	3,750	0	1.90	8/1/2011
	15,000	5,000 (3)	5.38	1/24/2012
	5,000	0	1.38	7/25/2013
	8,500	0	4.14	3/10/2014
	7,500	7,500 (4)	5.94	2/26/2013
	3,750	11,250 (5)	5.22	2/26/2014
James O. Reynolds	6,250	18,750 (6)	4.96	2/1/2014			37,978 (9)	292,051

(1)	Vests in increments of 25,000 shares on January 1 of each year, beginning in 2008.

(2)	Vests in increments of 7,500 shares on February 26 of each year, beginning in 2009.

(3)	Vests in increments of 5,000 shares on January 24 of each year, beginning in 2007.

(4)	Vests in increments of 3,750 shares on February 26 of each year, beginning in 2008.

(5)	Vests in increments of 3,750 shares on February 26 of each year, beginning in 2009.

(6)	Vests in increments of 6,250 shares on February 1 of each year, beginning in 2009.

(7)	Up to 58,541 shares vest following the completion of the 2009 annual audit. The remaining shares vest in increments of 2,535 shares on February 26 of each year, beginning in 2010.

(8)	Up to 35,664 shares vest following the completion of the 2009 annual audit. The remaining shares vest in increments of 1,267.5 shares on February 26 of each year, beginning in 2010.

(9)	Up to 34,175 shares vest following the completion of the 2009 annual audit. The remaining shares vest in increments of 950.75 shares on February 26 of each year, beginning in 2010.

(10)	Based on a closing price per share of $7.69 on December 31, 2009, as reported on the NYSE Amex.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s executive officers and directors, and persons who own more than ten percent of the Company’s common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders (“Insiders”) are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based on a review of the copies of such reports furnished to the Company during the fiscal year ended December 31, 2009, all Section 16(a) filing requirements applicable to Insiders were complied with, except that David T. Hurt filed one late report regarding a stock option exercise which was reported to the SEC on a Form 4 filed on February 10, 2009, and each of Mark McConnell and Wesley Winnekins filed one late report regarding the forfeiture of stock which was reported to the SEC on a Form 5 filed on January 22, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 8, 2010	HEALTH FITNESS CORPORATION
	By:	/s/ Wesley W. Winnekins
		Name:	Wesley W. Winnekins
		Title:	Chief Financial Officer